KLONDEX MINES LTD



PRODUCING

THE UNDERGROUND GOLD COMPANY

ANNUAL REVIEW 2015



KLONDEX MINES LTD

45% INCREASE IN SHAREHOLDER VALUE IN 2015

	Fiscal Year 2015
Revenue	$155.2 M
Net Income	$22.5 M
Earnings Per Share, Basic	$0.17
Cash	$59.1 M
Working Capital	$62.4 M

PRODUCING

THE UNDERGROUND GOLD COMPANY

TSX: KDX NYSE MKT: KLDX KLONDEXMINES.COM

GAINING SCALE IN NORTH AMERICA


MIDAS
MINE & MILL
MAGGIE
CREEK
WINNEMUCCA
CARLIN
ELKO
N
W
E
S
FIRE CREEK
MINE
HOT SPRINGS
PROPERTY
CARLIN
TREND
BATTLE
MOUNTAIN
TREND
RENO
NORTHERN
NEVADA RIFT
REEF PROPERTY
NEVADA
USA
MANITOBA
CANADA
RICE LAKE
WINNIPEG
KLONDEX
OPERATION
KLONDEX
EXPLORATION
KLONDEX
RICE LAKE

2015 Achievements

- No Lost Time Accidents for +3 years at Fire Creek and +1 year at Midas
- First full year of production, a record ~127,500 GEOs
- Received the Water Pollution Control permit at Fire Creek
- Completed New York listing – NYSE MKT:KLDX
- Ended the year with a record ~$60 million in cash

2016 Achievements & Targets

- Received the Environmental Assessment at Fire Creek
- Completed the acquisition of the Rice Lake Project in Manitoba, Canada
- Rice Lake Project production decision in second half of the year
- Produce a record 145,000 – 150,000 GEOs for the year, an increase of ~16% from 2015
- Continue to increase our mineral resources at both Fire Creek and Midas

LETTER FROM THE PRESIDENT & CHIEF EXECUTIVE OFFICER



"2015 WAS OUR FIRST FULL YEAR OF PRODUCTION AND I AM PROUD TO ANNOUNCE WE PRODUCED A RECORD ~128,000 GOLD EQUIVALENT OUNCES, A TWENTY ONE PERCENT INCREASE FROM THE PRIOR YEAR AND WELL AHEAD OF OUR ORIGINAL GUIDANCE."

Paul Andre Huet, President and Chief Executive Officer

Dear Shareholder,

As I reflect upon last year, I am pleased to report that 2015 was a banner year for Klondex in several areas as we continue to make significant strides transforming our company from a junior explorer/producer into an established and formidable mid-tier gold producer.

2015 was our first full year of production and I am proud to announce we produced a record ~128,000 gold equivalent ounces, a twenty one percent increase from the prior year and well ahead of our original guidance. It is important to note that Klondex is one of the lowest cost producers in the industry, and while many of our competitors have been saddled with the task of operating profitably in an environment best characterized as "challenging," Klondex has the rare ability to generate free cash flow at today's metal prices with capital spending flexibility that is based on fluctuating metal prices.

For the full year, our revenue was $155.2 million, resulting from the sale of 133,084 gold equivalent ounces, both of which are Company records.

Our company is also in a strong financial position. We ended the year with the healthiest balance sheet in the Company's history with just under $60 million (US) in cash and an additional $24 million in highly liquid inventory.


Significant Exploration Upside
Gaining Scale in North America
Significant Profitable Production Growth
Balance Sheet Strength
Management Track Record

This, combined with our inventory at market prices, gave us over $80 million of liquidity at year end. And in the first quarter of 2016, we secured a $25 million revolving credit facility.

In October, we were approved to list on the New York Stock Exchange's MKT under the ticker "KLDX" and began formal trading on October 7, 2015. This is yet another milestone in our evolution as a Company, and I believe a meaningful sign of where we are headed.

LETTER TO SHAREHOLDERS

At the end of 2015, we took our first step at expanding our footprint in North America by announcing that we intended to acquire the Rice Lake project in Manitoba, Canada. We moved forward with this acquisition, our first outside of Nevada, because we were excited about the opportunity that we saw in this property. We are confident that we can duplicate the success we have had in Nevada by going back to the basics, implementing the same processes and leveraging our team's unique experience in narrow vein underground mining. The acquisition includes Rice Lake's fully permitted property, which has a historical estimate of 1.7 million ounces of mineral resources, as well as a 2,500 ton per day mill and over 220 pieces of mobile equipment. We will have a better sense of this project's future by the second half of 2016 once we have completed our Management Action Plan, which includes generating a new Klondex resource estimate, completing an in-fill drill program to support a new reserve, and developing a detailed mine plan focused on minimizing dilution and increasing the grades. We believe we have only just begun to fully understand what this opportunity represents.

Our Future Looks Bright

Heading into 2016, our company looks very different than when I joined Klondex in 2012, and our future has never looked brighter. Our mines are located in some of the most prolific gold mining districts in the world, and we are well positioned to grow our production by at least 16% in 2016 to approximately 150,000 gold equivalent ounces. We also have the potential to add incremental production from our Rice Lake project in Canada.

At Fire Creek, one of the highest grade gold mines in the world, we have only tested 7% of our land position and have recently announced a new discovery approximately 3,000 feet to the East of our current mine working. We will be aggressively investing in Fire Creek in 2016 as it remains one of our core assets and the best opportunity to unlock additional value for our shareholders.

At Midas, we have discovered significant mineralization both to the West and to the South of Midas' main workings.

We continue to gain scale in North America, with the potential of a third operation at Rice Lake in Canada.

Most importantly, it is no small accomplishment that this year we achieved major milestones with no lost time accidents for over three years at Fire Creek and over one year at Midas. I'd like to comment that safety is the most important value to me as President and CEO; it's critical that every one of our employees returns home each day to their families in the same condition as when he or she left. Safety is not an option at Klondex, it is a requirement. We believe that a focus on safety and on our people will remain the foundation of our company's success, and I would like to take this opportunity to again thank our more than 300 colleagues for their focus and hard work. Together, we are building a "new Klondex," which is evident from the accomplishments we achieved in 2015.

I am incredibly fortunate to serve with such an incredibly talented and dedicated group of people; our team does not know how to fail, and therefore we will not fail. We will undoubtedly encounter obstacles and technical challenges in our business but I believe that we will always prevail.

In summary, Klondex is expanding in North America with significant profitable production growth, as well as a strong balance sheet and considerable exploration upside at all of our operations. But it is our people and our commitment to deliver on our promises that differentiate Klondex Mines from our competitors, and that is what will continue to drive our progress in our transformation into a world-class mid-tier gold producer.

Finally, I would like to thank our Board of Directors and our Shareholders for their confidence in our management team and their continued support as we continue on this journey.

Best Regards,

Paul Huet
President, Chief Executive Officer and Director

May 9, 2016

FINANCIAL HIGHLIGHTS

Consolidated Operating Results

Operating information		Year ended December 31, 2015		
		Fire Creek	Midas	Total
Average gold equivalent mill head grade (oz/ton) (1)		0.97	0.30	0.52
Ounces Produced	Gold	77,055	28,838	105,893
	Silver	92,114	1,513,112	1,605,226
	Gold equivalent (1)	78,312	48,774	127,527
Ounces Sold	Gold	81,080	28,978	110,058
	Silver	81,441	1,627,107	1,708,548
	Gold equivalent (1)	82,191	50,416	133,084
Average realized price ($/ounce)	Gold	$1,156	$1,193	$1,166
	Silver	$15.77	$15.71	$15.72
Production costs per GEO sold (2)		$455	$911	$626
Production costs per gold oz. sold on a by-product basis (2)		$445	$702	$513

(1) Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold.

(2) Refer to the Non-IFRS Performance Measures section of the Company's Management's Discussion and Analysis for the year ended December 31, 2015 for additional detail.



(continued) FINANCIAL HIGHLIGHTS

Income Statement

Expressed in 000's, except per share and share amounts.

For the years ended December 31,		2015		2014
Revenues	$	155,162	$	110,005
Cost of sales				
Production costs		83,299		54,205
Depreciation and depletion		29,643		23,153
Gross profit		42,220		32,647
General and administrative expenses		12,396		9,014
Loss on equipment disposal		351		-
Income from operations		29,473		23,633
Business acquisition costs		(337)		(2,050)
Gain on derivative, net		124		3,302
Finance charges, net		(7,688)		(8,771)
Loss on extinguishment of senior notes		(2,132)		-
Foreign currency gain, net		14,868		8,100
Other, net		-		(744)
Income before tax		34,308		23,470
Income tax expense		11,780		6,980
Net income	$	22,528	$	16,490
Net income per share				
Basic	$	0.17	$	0.14
Diluted	$	0.16	$	0.14
Weighted average number of shares outstanding				
Basic		132,279,526		115,481,622
Diluted		138,898,958		117,909,471


REVENUE
$ Millions
$50
$40
$30
$20
$10
$0
$38.1
$41.5
$38.4
$37.2
Q1 2015
Q2 2015
Q3 2015
Q4 2015


NET INCOME
$ Millions
$10
$8
$6
$4
$2
$0
$8.1
$3.9
$4.1
$6.4
Q1 2015
Q2 2015
Q3 2015
Q4 2015


TOTAL ASSETS
$ Millions
$300
$250
$200
$150
$100
$50
$0
$254.3
$267.3
$272.2
$283.9
Q1 2015
Q2 2015
Q3 2015
Q4 2015


CASH
$ Millions
$80
$70
$60
$50
$40
$30
$20
$10
$0
$43.9
$54.5
$60.3
$59.1
Q1 2015
Q2 2015
Q3 2015
Q4 2015


CURRENT ASSETS vs LIABILITIES
$ Millions
CURRENT ASSETS
CURRENT LIABILITIES
$100
$80
$60
$40
$20
$0
$26.2
$32.3
$22.5
$23.3
Q1 2015
Q2 2015
Q3 2015
Q4 2015


WORKING CAPITAL
$ Millions
$80
$70
$60
$50
$40
$30
$20
$10
$0
$44.3
$48.9
$62.5
$62.4
Q1 2015
Q2 2015
Q3 2015
Q4 2015

FINANCIAL HIGHLIGHTS (continued)

Summary of Quarterly Results

Expressed in 000's, except per share amounts.

For the years ended December 31,				2015				2014
Quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gold sold (ounces)	28,221	27,834	28,760	27,135	26,272	23,166	20,293	930
Silver sold (ounces)	406,129	454,611	543,251	304,557	400,706	315,504	343,025	58,053
Revenues	$ 37,180	$ 38,438	$ 41,475	$ 38,091	$ 39,290	$ 34,913	$ 33,421	$ 2,381
Net income (loss)	$ 6,388	$ 4,116	$ 3,916	$ 8,111	$ 7,969	$ 6,636	$ 4,072	$ (2,187)
Net income (loss) per share								
Basic	$ 0.05	$ 0.03	$ 0.03	$ 0.06	$ 0.07	$ 0.06	$ 0.04	$ (0.02)
Diluted	$ 0.04	$ 0.03	$ 0.03	$ 0.06	$ 0.07	$ 0.05	$ 0.04	$ (0.02)
Operating Cash Flows	$ 10,765	$ 13,399	$ 18,776	$ 4,488	$ 9,415	$ 11,104	$ 11,830	$ (2,350)
Price per share CDN$[1]	$ 2.83	$ 3.13	$ 3.40	$ 2.82	$ 1.95	$ 1.79	$ 2.00	$ 1.92
Price per share US$[2]	$ 2.06	–	–	–	–	–	–	–
Cash	$ 59,097	$ 60,291	$ 54,498	$ 43,258	$ 45,488	$ 38,571	$ 14,150	$ 6,911
Current assets	$ 85,695	$ 84,994	$ 81,166	$ 70,511	$ 74,500	$ 64,997	$ 38,474	$ 22,290
Current liabilities	$ 23,288	$ 22,476	$ 32,261	$ 26,213	$ 26,221	$ 21,968	$ 19,602	$ 20,432
Working capital	$ 62,407	$ 62,518	$ 48,905	$ 44,298	$ 48,279	$ 43,029	$ 18,872	$ 1,858
Total assets	$ 283,849	$ 272,170	$ 267,289	$ 254,309	$ 255,329	$ 244,200	$ 222,654	$ 214,721

(1) As reported on the TSX under the symbol "KDX".

(2) As reported on the NYSE MKT under the symbol "KLDX". Trading on the NYSE MKT commenced on October 7, 2015.



MINERAL RESOURCES AND RESERVES

Effective dates of May 31, 2015 and June 30, 2015 for Midas and Fire Creek, respectively.

Mineral Reserves

Mine	Category	Tons (000's)	Au (opt)	Ag (opt)	AuEq[1] (opt)	Au Ounces (000's)	Ag Ounces (000's)	AuEq Ounces[1] (000's)
Fire Creek	Proven Reserves	105.0	2.055	1.479	2.078	216.1	155.5	218.5
	Probable Reserves	135.0	0.730	0.577	0.739	98.5	77.8	99.7
	Proven + Probable	240.0	1.311	0.972	1.326	314.6	233.3	318.2
Midas	Proven Reserves	94.0	0.284	14.611	0.510	26.7	1,374.3	48.0
	Probable Reserves	215.0	0.210	8.971	0.349	45.3	1,930.4	75.2
	Proven + Probable	309.0	0.233	10.686	0.398	72.0	3,304.7	123.2
Total	Proven Reserves	199.0	1.218	7.682	1.348	242.8	1,529.8	266.5
	Probable Reserves	350.0	0.411	5.733	0.503	143.8	2,008.2	174.9
	Proven + Probable	549.0	0.704	6.439	0.809	386.6	3,538.0	441.4

(1) Mineral reserves have been estimated using gold and silver prices of $1,000/oz. and $15.63/oz., respectively. For a list of additional assumptions and details concerning mineral reserve estimates refer to our news release dated December 3, 2015, filed on SEDAR, EDGAR, and posted to our website.

(2) Refer to the Cautionary Notes section of this Annual Review for additional information on mineral reserves and mineral resources.

(3) Gold equivalent grades and ounces were calculated using a silver to gold ratio of 64.53:1.

Mineral Resources

	Category	Tons (000's)	Au (opt)	Ag (opt)	AuEq[2] (opt)	Au Ounces (000's)	Ag Ounces (000's)	AuEq Ounces[2] (000's)
Fire Creek	Measured	132.2	2.049	1.451	2.072	271.0	191.8	273.9
	Indicated	330.3	0.595	0.516	0.603	196.7	170.6	199.4
	Measured & Indicated	462.5	1.011	0.783	1.023	467.7	362.4	473.3
	Inferred	1,064.9	0.410	0.319	0.415	436.2	339.5	441.5
Midas	Measured	386.0	0.404	10.437	0.566	156.1	4,028.3	218.5
	Indicated	768.9	0.332	7.378	0.446	255.2	5,672.6	343.1
	Measured & Indicated	1,154.9	0.356	8.400	0.486	411.3	9,700.9	561.6
	Inferred	856.8	0.238	4.814	0.312	203.5	4,124.9	267.5
Total	Measured	518.2	0.824	8.144	0.950	427.1	4,220.1	492.4
	Indicated	1,099.2	0.411	5.316	0.494	451.9	5,843.2	542.5
	Measured & Indicated	1,617.4	0.543	6.222	0.640	879.0	10,063.3	1,034.9
	Inferred	1,921.7	0.333	2.323	0.369	639.7	4,464.4	709.0

(1) Mineral resources have been estimated using gold and silver prices of $1,200/oz. and $19.00/oz., respectively. For a list of additional assumptions and details concerning mineral resource estimates refer to our news release dated September 16, 2015, filed on SEDAR, EDGAR, and posted to our website.

(2) Refer to the Cautionary Notes section of this Annual Review for additional information on mineral reserves and mineral resources.

(3) Mineral resource estimates are inclusive of proven and probable mineral reserves.

(4) Gold equivalent grades and ounces were calculated using a silver to gold ratio of 64.53:1.

(5) Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues.

(6) The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature, and there is insufficient exploration to define these inferred mineral resources as an indicated or measured

Total Proven & Probable: 441,400 oz AuEq

Total Measured & Indicated: 1,034,900 oz AuEq

Total Inferred: 709,000 oz AuEq

CAUTIONARY NOTES

Readers are advised that this Annual Review has been prepared using technical information and contains "forward-looking statements", both of which are subject to the risks discussed below, including with regard to U.S. investors, specific cautionary notices surrounding mineral reserves and resources.

Forward-Looking Statements

This Annual Review contains "forward-looking information" or "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. All forward-looking information contained in this Annual Review is given as of the date hereof. In certain cases, forward-looking information can be identified by the use of words such as "believe", "expect", "may", "will", "should", "could", "plans", "anticipates", "estimates", "believes", "potential", "intends", "projects", "expects" and other similar expressions. Forward-looking information reflects the current expectations and assumptions of management, and is subject to a number of known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking information. Forward-looking information, including, but not limited to information relating to the actual results of exploration and evaluation activities, actual results of reclamation activities, the estimation or realization of mineral resources and mineral reserves, the timing and amount of estimated future production, the timing and receipt of required permits and approvals, capital expenditures, costs and timing of the development of new mineral deposits, requirements for additional capital, the sufficiency of working capital and liquidity, and the future prices of precious and base metals, is inherently uncertain. In addition, the timing and magnitude of certain events are inherently risky and uncertain, particularly as they relate to the possible variations in mineral grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Key assumptions upon which our forward-looking information is based include the following: estimated prices for gold and silver; being able to secure new financing to continue exploration, development and operational activities; currency exchange rates; our ability to comply with environmental, safety and other regulatory requirements and being able to obtain regulatory approvals (including licenses and permits) in a timely manner; there not being any material adverse effects arising as a result of political instability, taxes or royalty increases, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in the regions in which we operate; us being able to achieve our growth strategy; our operating costs; key personnel and access to all equipment necessary to operate Fire Creek, Midas, and Rice Lake.

These assumptions should be carefully considered. You are cautioned not to place undue reliance on the forward-looking information or the assumptions on which our forward-looking information is based. You are advised to carefully review and consider the risk factors identified in this Annual Review under the heading "Risk Factors" as well as other factors identified and described in more detail under the heading "Risk Factors" in our most recent Annual Information Form and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively, for a discussion of the factors that could cause our actual results and performance to be materially different from any anticipated future results or performance expressed or implied by the forward-looking information. You are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that you consult the more complete discussion of our business, financial condition and prospects that are included in the Company's most recent Management's Discussion and Analysis. The forward-looking information contained in this Annual Review is given as of the date hereof and, accordingly, is subject to change after such date.

Although we believe that the assumptions on which the forward-looking information is given are reasonable, based on the information available to us on the date such forward-looking information was given, no assurances can be given as to whether these assumptions will prove to be correct. Accordingly, you should not place undue reliance on forward-looking information. We do not undertake to update or revise any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking information contained in this Annual Review is expressly qualified by this cautionary statement.

Mineral Reserve and Resource Estimates

This Annual Review has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosures an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Annual Review are not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC's Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Annual Review may not qualify as "reserves" under SEC standards.

In addition, this Annual Review uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. The SEC's Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. You are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, you are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of "indicated mineral resources" or "inferred mineral resources" will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. You are cautioned not to assume that any part of the reported "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" in this Annual Review is economically or legally mineable. Disclosure of "contained ounces" is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments which are not based on "mineral reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "mineral reserves." For the above reasons, information contained in this Annual Review that describes the Company's mineral reserve and resource estimates or that describes the results of prefeasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Technical Information

Scientific and technical information in this Annual Review has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.

Risk Factors

As a resource acquisition, exploration, development and production company, we are engaged in a highly speculative business that involves a high degree of risk and is frequently unsuccessful. In addition to the information disclosed in our most recent Annual Information Form and our other filings with Canadian securities regulators and the SEC, you should carefully consider the risks and uncertainties described below before deciding whether to invest in our securities. These risk factors do not necessarily comprise all of the risks to which we are or will be subject.

Our failure to successfully address the risks and uncertainties described below could have a material adverse effect on our business, financial condition and/or results of operations and could cause the trading price of our securities to decline. We cannot guarantee that we will successfully address these risks or other unknown risks that may affect our business. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the possibilities described in such risks actually occurs, our business, our financial condition and operating results could be materially adversely affected. In addition to the risk factors mentioned below, you are encouraged to read the risk factors as more fully described in our filings with the Canadian Securities Administrators, including our Annual Information Form, available under our issuer profile on SEDAR at www.sedar.com and our filings with the SEC at www.sec.gov. Important risk factors to consider, among others, are the following:

- We are primarily dependent on the success of the Fire Creek Mine and the Midas Mine as sources of future revenue and profit.
- Our decision to operate the Midas and Fire Creek mines for commercial production purposes was not based on a feasibility study.
- Forecasts of future production are estimates only, and actual production may be less than estimated.
- Our exploration activities may not be commercially successful.
- Exploration, development and mining involve a high degree of risk.
- Our operations may require further capital.
- We may be adversely affected by fluctuations in gold and silver prices.
- Our ability to pay interest and loan repayments depends on production and cash flows.
- We are subject to foreign exchange risk relating to the relative value of the U.S. dollar.
- Title to our mineral properties may be subject to other claims.
- Mineral resources and mineral reserves are only estimates which may be unreliable and subject to geologic uncertainty and inherent sample variability.
- Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.
- Government regulation may adversely affect our business and planned operations.
- Government approvals and permits are required in connection with our activities.
- Our operations are subject to environmental risks.
- Aboriginal interests and related consultation issues may impact operations at our Canadian properties.
- We may be subject to unforeseen litigation.
- We do not insure our operations against all risks.
- We compete with larger, better capitalized competitors in the mining industry.
- Current global financial conditions are subject to volatility.
- Our directors and officers may have conflicts of interest.
- Our success depends on key personnel and a limited management team.
- We may engage in hedging activities.
- There is no assurance that an active trading market in the Common Shares will be sustained.
- The Common Shares may experience price volatility and be subject to dilution.
- We have not declared dividends and there is no assurance we will do so.

CORPORATE DIRECTORY

Directors

Richard J. Hall, Chairman
Colorado

Blair Schultz, Executive Director
Ontario

Mark Daniels, Director
Ontario

Rodney Cooper, Director
Ontario

James Haggarty, Director
Ontario

Paul Andre Huet, Director,
President and Chief Executive Officer
Nevada

William Matlack, Director
Washington

Charles Oliver, Director
Ontario

Officers

Paul Andre Huet
President and Chief Executive Officer

Barry Dahl
Chief Financial Officer

Mike Doolin
Chief Operating Officer

Brian Morris
Vice President, Exploration
and Geological Services

John Seaberg
Senior Vice President, Investor Relations
and Corporate Development

Corporate Offices

Vancouver

1055 West Hastings Street
Suite 2200
Vancouver, BC, Canada V6E 2E9

Reno

360 Western Road, Suite 1
Reno, NV, USA 89506

Telephone 775 284 5757

Investor Queries

John Seaberg
Senior Vice President,
Investor Relations and
Corporate Development

Telephone 303 668 7991

jseaberg@klondexmines.com

Transfer Agent

Computershare Trust Company
of Canada

3rd Floor – 510 Burrard Street
Vancouver, BC, Canada V6C 3B9

Telephone 1 800 564 6253
Email service@computershare.com
www.computershare.com

Compensation and Governance Committee
Jamie Haggarty (chair)
Richard Hall, Mark Daniels

Audit Committee
Jamie Haggarty (chair)
William Matlack, Rodney Cooper

Exchanges

Toronto Stock Exchange : KDX
New York Stock Exchange : KLDX

Shares Issued

As at December 31, 2015

Total Issued and Outstanding
139,440,413

Fully-Diluted
159,559,905

Company Filings

www.sedar.com
www.edgar.com

Auditors

PriceWaterhouseCoopers LLP
www.pWc.com

Legal Counsel

Bennett Jones LLP
www.bennettjones.com

Cusip

No. 49869610

Annual General Meeting

10:30am EST on June 15, 2016

Toronto Board of Trade
First Canadian Place
Toronto, ON, Canada

PRODUCING

THE UNDERGROUND GOLD COMPANY

KLONDEXMINES.COM

TSX : KDX NYSE MKT : KLDX

KLONDEX MINES LTD KDX

Design & Layout – Spook Design Inc Photography – Bighouse Productions.ca Printing – Generation Printing

KLONDEX MINES LTD

PRODUCING

THE UNDERGROUND GOLD COMPANY

TSX: KDX NYSE MKT: KLDX KLONDEXMINES.COM